MICHAEL YOUNG o (949) 855-6688 o myoung@corp3s.com              File No. 0-30573



                                                               December 23, 2005

VIA FACSIMILE & EDGAR

Bill Demarest, Staff Accountant
United States Securities Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Washington, D.C. 20549

      Re:   SENSOR SYSTEM SOLUTIONS, INC.
            FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
            FILED MAY 19, 2005
            FORM 10-KSB/A FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
            FILED MAY 20, 2005 FORMS 10-QSB FOR THE QUARTERLY PERIOD ENDED
            MARCH 31, 2005 AND JUNE 30, 2005
            FILE NO. 0-30573
            --------------------------------------------------------------------


Dear Mr. Demarest:

      We hereby submit responses to the comments set forth in the letter from the Securities and Exchange Commission dated November 9, 2005.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

RESULTS OF OPERATIONS

TOTAL OPERATING EXPENSES, PAGE 13

1. We have reviewed your response to prior comment 1. We do not take exception to your recording of expense based upon the estimated value of the services provided. However, we believe that the issuance of stock would still need to be valued based on the quoted market price as of the date of grant. This treatment results in a stock dividend. As the stock dividend occurred prior to your issuance of Form 10-KSB for December 31, 2004, you will need to amend your filing to restate earnings per share for each period presented in accordance with Paragraph 54 of SFAS 128.

Bill Demarest, Staff Accountant
December 23, 2005
Page 2


      COMPANY RESPONSE:

      As you and Jim Owens have discussed, Sensor System Solutions, Inc. will comply with your request to amend our filings to reflect the stock dividend outlined in your letter of November 9, 2005. We appreciated your courtesy in dealing with these matters.

                                    * * * * *

      The Company hereby acknowledges that:

      The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      All questions and comments regarding the foregoing can be addressed to either David Ficksman on (310) 789-1291 or the undersigned on the above-referenced number.


                                                    Kind regards,


                                                    /s/ Michael Young
                                                    ----------------------------
                                                    Michael Young
                                                    Chief Executive Officer and
                                                    Principal Accounting Officer